THT Heat Transfer Technology, Inc.
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

March 30, 2011

By EDGAR Transmission and by Hand Delivery

Sherry Haywood
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   THT Heat Transfer Technology, Inc.
         Form S-3
         Filed February 3, 2011
         File No. 333-172049

Dear Ms. Haywood:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 23, 2011, providing the Staff’s comments with respect to the above referenced Form S-3.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. The Company is submitting an amended Registration Statement with this letter.

Selling Stockholders, page 2

1.

We note that all of the founders exercised their options on December 17, 2010. Also, on that same day, six founders designated parts of their shares to third parties and kept some shares and two of the founders designated all of their option shares to third parties. Please revise to disclose the purpose of the simultaneous exercise and whether it was pursuant to any agreement among the founders, and if so, please describe the material terms of the agreement and file such agreement as an exhibit.

THT Response: The 19 founders exercised their options on the same day purely for administrative reasons. The simultaneous exercise was not pursuant to any agreement. All the founders and the designees live in China. If the founders exercise the options individually, they would need to separately send their exercise notice, option agreement, board resolutions approving the option agreement and stock power for designating certain shares to the transfer agent in the U.S. They would also need to separately request the Company’s U.S. legal counsel to instruct the transfer agent for the option exercise and share designation. It can be costly and time consuming for the individuals. To facilitate a smooth process of the option exercise and share designation, the Company decided to collect all the exercise notices and stock powers from the founders and sent them together to the transfer agent. The Company also informed its U.S. legal counsel to prepare one instruction letter to the transfer agent instead of 19 instruction letters.

We have made the above disclosures in the amended Registration Statement.

2.

We note your response to comments 2, 3 and 5 of our letter dated February 25, 2011. Please note that Item 507 of Regulation S-K requires disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Therefore, please identify the founders who acquired their shares by way of option exercise by a footnote to the table.

THT Response: We have added footnote for the founders as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8233.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Guohong Zhao
      Guohong Zhao
      Chief Financial Officer

Copies to: Joseph R. Tiano, Esq.